Manulife Private Credit Plus Fund

200 Berkeley Street

Boston, MA 02116

September 12, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: David L. Orlic

Re:   Manulife Private Credit Plus Fund — File Nos. 333-280481 and 811-23896

Dear Mr. Orlic:

On behalf of Manulife Private Credit Plus Fund (the “Fund”), we submit this letter in response to comments received by telephone on September 11, 2024 from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to prior correspondence filed on September 6, 2024 (the “Prior Comments”) in connection with the Fund’s registration statement on Form N-2 filed with the SEC on June 26, 2024, accession no. 0001193125-24-168781 (the “Registration Statement”).

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. It is anticipated that the Fund will seek effectiveness of its Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment. The Fund will, in connection therewith, make the requested representations and file the necessary acceleration request.

For convenience, we have set forth each comment below, followed by the Fund’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

Registration Statement

Comment 1 — Please remove the following language in the second sentence of the second paragraph in the “Repurchase Procedures” subsection within the REPURCHASES AND TRANSFERS OF SHARES section:

“In addition, there will be a substantial period of time between the date as of which Shareholders must tender Shares and the date they can expect to receive payment for their Shares from the fund.”

Response to Comment 1 — This change will be made.

Declaration of Trust

Comment 2 — The Staff re-issues Comment 2 of the Prior Comments to disclose the exclusive federal forum provision in Section 2.11(b) of this exhibit and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the 1940 Act permits shareholder to bring claims arising from that Act in both state and federal courts).

Response to Comment 2 — The Fund will modify the disclosure previously included in response to Comments 2-4 of the Prior Comments in the following manner:

“Derivative Actions. The Declaration of Trust also places certain limitations on the ability of a Shareholder to sue the fund or bring a derivative action on behalf of the fund, although the fund will not apply this ~~except~~ with respect to claims arising under the U.S. federal securities laws. Some of these limitations include, but are not limited to: (a) if a Shareholder brings a claim in a jurisdiction other than as specified in the Declaration of Trust, the Shareholder may be required to reimburse all expenses incurred by the fund or any other person in effecting a change of venue; (b) Shareholders are required to make a pre-suit demand upon the Trustees to bring a derivative action, unless the demanding Shareholder(s) make a specific showing that irreparable nonmonetary injury to the fund that the Shareholder(s) could not reasonably have prevented would otherwise result; (c) the Trustees may, in their sole discretion, submit the question of whether to proceed with a derivative action claim to a vote of Shareholders of the fund; and (d) any diminution in the value of a Shareholder’s Shares, or any other claim arising out of or relating to an allegation regarding the actions, inaction, or omissions of or by the Trustees, the fund’s officers, or the Advisor is a legal claim belonging only to the fund and not to the Shareholders individually.

The Declaration of Trust also place limitations on the forum in which claims against or on behalf of the fund may be heard. Claims against the fund are required to be brought in the United States District Court for the District of Massachusetts, or to the extent such court does not have jurisdiction then such actions and/or claims shall be brought in the Superior Court of Suffolk County for the Commonwealth of Massachusetts. As a result, there is a risk that investors in the fund may find it inconvenient, less favorable, or expensive to bring a claim against the fund, the Advisor, the Trustees, officers or other agents. There is question regarding the enforceability of this provision because the 1940 Act permits shareholders to bring claims arising from the 1940 Act in both state and federal courts.”

Comment 3 — The Staff re-issues Comment 4 of the Prior Comments to revise this exhibit to state that Section 2.11(g) does not apply to claims arising under the federal securities laws.

Response to Comment 3 — The Fund will obtain approval from the board as soon as practicable to revise Section 2.11(g) of the Agreement and Declaration of Trust, as set forth below, and thereafter the Fund will file the amendment in a post-effective amendment (POS EX) filing.

“(g) Except with respect to claims arising under the U.S. federal securities laws, any~~Any~~ diminution in the value of the Shareholder’s Shares, or any other claim arising out of or relating to an allegation regarding the actions, inaction, or omissions of or by the Trustees, the Trust’s officers, or the Investment Adviser is a legal claim belonging only to the Trust and not to the Shareholders individually. Accordingly, except with respect to claims arising under the U.S. federal securities laws, all Shareholders shall be bound to bring any and all such claims pursuant only to the provisions of Section 2.11(c) - (e). For these purposes, the Trust is deemed to be a separate and distinct legal entity.”

If you have any questions, please contact Pablo Man at Pablo.Man@klgates.com or at (617) 951-9209, George Zornada at George.Zornada@klgates.com or at (617) 261-3231, Mark Goshko at Mark.Gosko@klgates or at (617) 261-3163 or me at bseel@jhancock.com.

Sincerely,

/s/ Betsy Anne Seel

Betsy Anne Seel

Assistant Secretary

Cc:	Mark Goshko, Esq.

George Zornada, Esq.

Pablo Man, Esq.

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